Exhibit 99.16

FILED BY SEDAR

July 23, 2007

Northern Orion Resources Inc.

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Securities Commission

The Manitoba Securities Commission

Autorite des Marches Financiers

Office of the Administrator, New Brunswick

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island

Yukon Registrar of Securities

Northwest Territories Registrar of Securities

Nunavut Registrar of Securities

Dear Sirs/Mesdames:

Re:          Northern Orion Resources Inc. (the “Company”)

This letter is being filed as the consent of John Wells, Consultant of Mineral Processing of Hatch Limited to being named in the notice and information circular dated July 20, 2007 (the “Circular”) form of the Company and to the inclusion of reference to the following report (the “Report”) and of extracts from or a summary of the Report in the written disclosure contained in the Circular by way of the incorporation by reference therein of the Annual Information Form of Yamana Gold Inc. for the year ended December 31, 2006 (the “AIF”):

“Chapada Copper-Gold Project, Goias State, Brazil — Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators, dated August 2004.”

I hereby confirm that I have read the written disclosure of the Report and extracts from or a summary of the Report contained in the Circular by way of incorporation by reference of the AIF and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or, within my knowledge, as a result of the services performed by me in connection with the Report.

Sincerely,

“John Wells”

John Wells

Consultant of Mineral Processing

Hatch Limited